EXHIBIT 99.13

[TRANSLATION]

SUBSCRIPTION RECEIPT AGREEMENT

between

CGI GROUP INC.

— and —

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

— and —

COMPUTERSHARE TRUST COMPANY OF CANADA

Dated as of May 31st, 2012

TABLE OF CONTENTS

Article 1. INTERPRETATION		2

1.1	Definitions	2
1.2	Certain Rules of Interpretation	6
1.3	Time of Essence	6
1.4	Currency	6
1.5	Applicable Law	6
1.6	Conflict	7
1.7	Preamble and Schedules	7

Article 2. SUBSCRIPTION RECEIPTS		7

2.1	Issuance of Subscription Receipts	7
2.2	Payment Acknowledgement	7
2.3	Register for Subscription Receipts	8
2.4	Form and Condition of Subscription Receipts	8
2.5	Receiptholder not a Shareholder	9
2.6	Subscription Receipts to Rank Pari Passu	9
2.7	Signing of Subscription Receipt Certificates	9
2.8	Certification by the Subscription Receipt Agent	9
2.9	Issue in Substitution for Subscription Receipt Certificates Lost, etc.	10
2.10	Exchange of Subscription Receipt Certificates	10
2.11	Fees for Exchange	11
2.12	Transfer and Registration of Subscription Receipts	11
2.13	Restriction – 4-Month Minimum Detention Period	12
2.14	Title Restriction	12
2.15	Transfers	13
2.16	No Verification Obligation on Subscription Receipt Agent	13
2.17	Listing Application for the Shares	13

Article 3. INVESTMENT OF ESCROWED FUNDS AND PAYMENT OF INTEREST		14

3.1	Escrowed Funds	14
3.2	Investment of Escrowed Funds	14
3.3	Segregation of Escrowed Funds and of Earned Interest	16

Article 4. RELEASE OF PROPERTY		16

4.1	Escrow Release Notice	16
4.2	Escrow Release Conditions	16
4.3	Automatic Exchange and Release of Funds	17
4.4	Offer	18

Article 5. PAYMENT ON TERMINATION		18

5.1	Termination if the Escrow Release Condition is not Satisfied	18
5.2	Termination of this Agreement	19

Article 6. RIGHTS AND COVENANTS OF THE CORPORATION		19

6.1	No Reorganization/Distribution	19
6.2	General Covenants	20
6.3	Regulatory Matters	20

Article 7. ENFORCEMENT		20

7.1	Suits by Receiptholders	20
7.2	Waiver in Respect of a Default	21

Article 8. MEETINGS OF RECEIPTHOLDERS		21

8.1	Right to Convene Meetings	21
8.2	Notice	21
8.3	Chairperson	21
8.4	Quorum	22
8.5	Power to Adjourn	22
8.6	Show of Hands	22
8.7	Poll and Voting	22
8.8	Regulations	23
8.9	Corporation and Subscription Receipt Agent may be Represented	24
8.10	Powers Exercisable by Special Resolution	24
8.11	Meaning of Special Resolution	25
8.12	Powers Cumulative	26
8.13	Minutes	26
8.14	Instruments in Writing	26
8.15	Binding Effect of Resolutions	26
8.16	Holdings by Corporation Disregarded	27
8.17	Covenants of the Caisse	27

Article 9. CONCERNING THE SUBSCRIPTION RECEIPT AGENT		27

9.1	The Subscription Receipt Agent	27
9.2	Replacement of Subscription Receipt Agent	27
9.3	Remuneration of Subscription Receipt Agent	28
9.4	Rights and Duties of Subscription Receipt Agent	28
9.5	Indemnity of Subscription Receipt Agent	29
9.6	Evidence, Experts and Advisers	31
9.7	Actions by Subscription Receipt Agent to Protect Interest	32
9.8	Subscription Receipt Agent not Required to Give Security	32
9.9	Conflict of Interest	32
9.10	Administration of the Property of Others	33
9.11	Use of Accounts	33
9.12	Personal Information	33
9.13	Force Majeure	34

Article 10. NOTICE		34

10.1	Notice	34

SUBSCRIPTION RECEIPT AGREEMENT

THIS SUBSCRIPTION RECEIPT AGREEMENT is made as of the 31st day of May, 2012.

BETWEEN:	CGI GROUP INC., a company governed by the Business Corporations Act (Québec) (the “Corporation”)

AND:	CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC, a legal entity governed by the laws of the Province of Québec (the “Caisse”);

AND:	COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and authorized to conduct its business in each province of Canada (the “Subscription Receipt Agent”)

WHEREAS the Corporation has announced, by way of press release, concurrently with the execution of this Agreement, the acquisition of all the outstanding shares of Lone Star by way of scheme of arrangement pursuant to the Companies Act 2006 (UK), as amended;

AND WHEREAS the Caisse has subscribed to 46,707,146 Subscription Receipts (as defined herein) for a total consideration of $999,999,995.86 pursuant to the terms and conditions of the Caisse Subscription Agreement (as defined herein);

AND WHEREAS, at the time of the Underlying Transaction Closing (as defined herein), each Subscription Receipt will give its holder the right to receive, for no additional consideration and subject to the satisfaction of the Escrow Release Condition (as defined herein) before the Deadline (as defined herein), one Class A subordinate voting share of the capital of the Corporation (the “Shares”);

AND WHEREAS the Subscription Receipt Agent has agreed to act as registrar and transfer agent for the Subscription Receipts, as escrow agent and depositary of the totality of the funds to be held in escrow pursuant to this Agreement, and on behalf of the Receiptholder and of the Corporation, pursuant to the terms and conditions of this Agreement;

AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when created by the Subscription Receipt Agent and issued as provided in this Agreement, legal, valid and binding obligations of the Corporation with the benefits and subject to the terms of this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1.     INTERPRETATION

1.1	Definitions

In this Agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below:

“Acquisition Documents”: means (i) the Announcement and (ii) the Cooperation Agreement dated May 31, 2012, between the Corporation and Lone Star, copies of which are attached to the Caisse Subscription Agreement;

“Acquisition Price”: means the purchase price payable by the Corporation with respect to the Underlying Transaction, including any acquisition, financing, integration and working capital fees, up to a maximum of 4.3 billion dollars, substantially as described in the Announcement;

“Acquisition Price Financing”: means the financing by the Corporation of the Acquisition Price, comprised of (i) up to one (1) billion dollars worth of Subscription Receipts convertible into Shares, (ii) up to 900 million dollars from the Corporation’s existing line of credit (as it may be rolled over), (iii) the Bank Financing, and (iv) for the remaining balance, the Corporation’s cash assets;

“Affiliates” shall have the meaning ascribed thereto in the Securities Act (Québec);

“Agreement” means this agreement of Subscription Receipts and all its exhibits, together with all other documents delivered in accordance with the provisions of this agreement of Subscription Receipts; the agreement of Subscription Receipts is also designated by “hereby”, “this Agreement”, “herein” or similar expressions;

“Announcement” means the press release issued with respect to the Underlying Transaction, a copy of which is attached to the Caisse Subscription Agreement;

“Approved Bank” shall have the meaning ascribed thereto in Section 3.2.1;

“Bank Financing”: means the new credit facilities for an aggregate amount of 2.3 billion dollars which will be made available to the Corporation or one of its subsidiaries in connection with the Underlying Transaction, under the conditions described in the Financing Agreement;

“Business Day” means any day which is not Saturday or Sunday or a statutory holiday in Montreal, Québec;

“Caisse” shall have the meaning ascribed thereto in the preamble of this Agreement;

“Caisse Subscription Agreement” means the subscription agreement executed by and between the Corporation and the Caisse concurrently with the execution of this Agreement;

“Canadian Securities Laws”: means all securities laws, regulations, rules, policy statements and policies applicable in Québec or elsewhere in Canada;

“Closing Date”: means the closing of the offering of the Subscription Receipts to the Caisse, which takes place concurrently with the execution of this Agreement;

“Code” shall have the meaning ascribed thereto at Section 4.2.1;

“Corporation” shall have the meaning ascribed thereto in the preamble of this Agreement;

“Counsel” means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for the Corporation or the Receiptholders;

“Court” shall have the meaning ascribed thereto at Section 4.2.1;

“Deadline” means 5:00 p.m. (Montreal time) on the date that is 180 days following the date of this Agreement, except as extended by written consent of the Corporation and (i) the Caisse, as long as it holds one or more Subscription Receipts, or (ii) if the Caisse no longer hold any Subscription Receipt, the Receiptholders that have the right to acquire, in exchange of their Subscription Receipts, in the aggregate not less than 50.1% of the total number of Shares that may be acquired in exchange of all of the then-outstanding Subscription Receipts;

“Designated Office” means the principal office of the Subscription Receipt Agent from time to time in Montreal, Québec;

“Director”: means a director of Corporation at the relevant time and, except as otherwise provided herein, any action taken “by the directors” means an action taken by the directors of Corporation as a board or, if so authorized, an action taken by a committee of the board;

“Earned Interest” means the interest earned on the investment of the Escrowed Funds from the Closing Date to the earlier of the date the Escrow Release Condition is satisfied and the Refund Date;

“Effective Date” means the date on which the Escrow Release Condition is satisfied;

“Effective Time” means 5:00 p.m. (Montreal time) on the Effective Date;

“Escrow Release Condition” shall have the meaning ascribed thereto at Section 4.1;

“Escrow Release Notice” means a notice substantially in the form attached as Schedule A;

“Escrowed Funds” means an amount equal to the total proceeds obtained from the sale of the Subscription Receipts pursuant to the Caisse Subscription Agreement and delivered to the Subscription Receipt Agent pursuant to Article 2 of this Agreement;

“Exchange Right” shall have the meaning ascribed thereto at Section 2.4.1;

“Financing Agreements” means the Credit Agreement dated May 31, 2012, between the Corporation, National Bank of Canada, Canadian Imperial Bank of Commerce, TD Securities and National Bank Financial, the Fee Letter and the Syndication Letter, both dated May 31, 2012, and addressed to the Corporation by National Bank of Canada, Toronto-Dominion Bank and Canadian Imperial Bank of Commerce, copies of which are attached to the Caisse Subscription Agreement;

“GAAP”: means generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook Accounting, as applicable at the relevant time applied on a consistent basis;

“Legal Entity” means corporations, limited partnerships, general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, and Public Bodies;

“Lone Star” means Logica plc;

“NYSE” means the New York Stock Exchange;

“Offer” shall have the meaning ascribed thereto at Section 4.4;

“Panel” shall have the meaning ascribed thereto at Section 4.2.1;

“Permitted Investments” shall have the meaning ascribed thereto at Section 3.2;

“Person” means an individual or a Legal Entity;

“Public Body”: means any agency of state or of government, any international organization or organization grouping several states or provinces, any agency, board, commission or other authority established or constituted by a state or government, whether by a law or otherwise, any agency, board, commission, authority, whether public or private, acting on governmental or quasi-governmental or regulatory or self-regulatory matters, on behalf of a state or another public body or otherwise having jurisdiction, or any agency, board, commission, board, court or arbitration court, quasi-judicial tribunal or administrative tribunal, whether national, provincial or governmental, foreign or international, as well as any other court or regular court of law;

“Receiptholders” or “holders” means registered holders of Subscription Receipts;

“Receiptholders' Request” means an instrument signed in one or more counterparts by Receiptholders (including, as long as it holds any Subscription Receipts, the Caisse) which have the right to acquire, in exchange of their Subscription Receipts, in the aggregate not less than 25% of the total number of Shares that may be acquired in exchange of the then-outstanding Subscription Receipts, requesting the Subscription Receipt Agent to take the actions or proceedings specified therein;

“Refund Date” shall have the meaning ascribed thereto in Section 5.1.1b);

“Refund Right” shall have the meaning ascribed thereto in Section 2.4.1;

“Securities Laws”: means the Canadian Securities Laws, the U.S. Securities Act and any other applicable United States federal or state securities laws applicable to the Corporation;

“Shareholder” means the holders from time to time of Shares;

“Shares” shall have the meaning ascribed thereto in the preamble of this Agreement;

“special resolution” shall have the meaning ascribed thereto in Section 8.11;

“Subscription Price” shall have the meaning ascribed thereto in Section 2.1;

“Subscription Receipt Agent” shall have the meaning ascribed thereto in the preamble of this Agreement;

“Subscription Receipt Certificate” means a certificate evidencing the Subscription Receipts substantially in the form attached as Schedule B;

“Subscription Receipts” means the subscription receipts of the Corporation issued and certified hereunder, evidencing the right, under certain conditions, to receive a Share, without the payment of any additional consideration, at the Effective Time and as provided for herein;

“Termination Date” means the date on which a Termination Event occurs;

“Termination Event” shall have the meaning ascribed thereto to in Section 5.1.1;

“TSX” means the Toronto Stock Exchange;

“Underlying Transaction” means the acquisition by the Corporation of Lone Star, by way of scheme of arrangement pursuant to the Companies Act 2006 (UK), as amended, of all the issued and outstanding shares of Lone Star at a price of 105 pence per share, the whole as pursuant to the terms and conditions described in the Announcement;

“Underlying Transaction Closing” means the closing of the Underlying Transaction, substantially pursuant to the terms and conditions of the Announcement;

“Underlying Transaction Closing Conditions” means the closing conditions of the Underlying Transaction, which are set out in Appendix I of the Announcement;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“Written Order” means a written order executed on behalf of a Receiptholder or of the Corporation, where appropriate, by a director or officer of such Receiptholder or the

Corporation, where appropriate, and which may be constituted of one or more executed instructions.

1.2	Certain Rules of Interpretation

1.2.1	Unless otherwise specified in this Agreement or if the context demands otherwise:

a)	the headings, the table of contents and the division of this Agreement into Articles and Sections are for convenience of reference only and shall not affect the interpretation of this Agreement;

b)	the singular includes the plural and vice versa, and references to any gender shall include references to all genders;

c)	in the event that any day on which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day;

d)	accounting terms not otherwise defined have the meanings ascribed to them in accordance with GAAP; and

e)	the reference to a law or regulation includes all regulations made under the authority of such law or regulation, all amendments to such law or regulation in force at the time, and any law or regulation that supplements or supersedes such law or regulation.

1.2.2	Each of the provisions in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

1.3	Time of Essence

Time is and shall remain of the essence of this Agreement.

1.4	Currency

Except otherwise specified in this Agreement, all dollars amounts expressed in this Agreement are in lawful money of Canada.

1.5	Applicable Law

This Agreement and the Subscription Receipt Certificates shall be governed by and construed in accordance with the laws in force in the Province of Québec.

1.6	Conflict

In the event of a conflict or inconsistency between a provision in the body of this Agreement and in the Subscription Receipt Certificates issued hereunder, the provision in the body of this Agreement shall prevail to the extent of the inconsistency.

1.7	Preamble and Schedules

The preamble and the following Schedules attached to this Agreement form an integral part of this Agreement:

Schedule A: Form of Escrow Release Notice

Schedule B: Form of Subscription Receipt Certificate

Schedule C: Form of Direction

Schedule D: Approved Banks

ARTICLE 2. SUBSCRIPTION RECEIPTS

2.1	Issuance of Subscription Receipts

An aggregate of up to 46,707,146 Subscription Receipts are hereby created and authorized to be issued by the Corporation for a price per Subscription Receipt of $21.41 (the “Subscription Price”).

2.2	Payment Acknowledgement

2.2.1	The Subscription Receipt Agent hereby acknowledges receipt from the Receiptholders, by wire transfer, bank draft or check, of funds in the aggregate amount of $999,999,995.86 (the gross total amount from the issuance of 46,707,146 Subscription Receipts) and confirms that such funds have been deposited in a segregated account in the name of the Subscription Receipt Agent and designated as “CGI Group Inc. — Subscription Receipts” or as otherwise directed by the Corporation and the Receiptholders, and will be used, invested or kept segregated in accordance with Article 3 hereof and paid in accordance with Article 4 or Article 5 hereof.

2.2.2	The Corporation hereby acknowledges that the amounts received by the Subscription Receipt Agent pursuant to Section 2.2.1 and in accordance with the direction from the Corporation to the Receiptholders, represents payment in full by the Receiptholders of the aggregate Subscription Price of the Subscription Receipts, and irrevocably directs the Subscription Receipt Agent to retain the amounts mentioned in Section 2.2.1 in accordance with the terms of this Agreement pending the payment of such amounts in accordance with the terms of this Agreement.

2.2.3	The Receiptholders, at the Closing Date, acknowledge receipt of the Subscription Receipt Certificates representing 46,707,146 Subscription Receipts in the aggregate registered in accordance with the direction from the Receiptholders pursuant to the terms of the Caisse Subscription Agreement.

2.3	Register for Subscription Receipts

The Corporation hereby appoints the Subscription Receipt Agent as registrar and transfer agent of the Subscription Receipts, and the Subscription Receipt Agent shall keep at the Designated Office a securities register in which shall be entered the names and addresses of Receiptholders and the other particulars, prescribed by law, of the Subscription Receipts held by them. The Subscription Receipt Agent shall keep at the Designated Office the register of transfers, in which shall be entered the particulars of every transfer of Subscription Receipts, including the date thereof and particulars of the transaction. The Corporation may also cause to be kept by the Subscription Receipt Agent branch registers of transfers in which shall be recorded the particulars of the transfers of Subscription Receipts, registered in that branch register of transfers.

The Corporation and/or the Receiptholders shall be able, at all reasonable times, to inspect the registers referred to in this Section 2.3. The Subscription Receipt Agent shall, from time to time, when requested to do so in writing by the Corporation or one of the Receiptholders, furnish a list of the names and addresses of Receiptholders entered in the registers kept by the Subscription Receipt Agent and showing the number of Subscription Receipts held by each such holder.

2.4	Form and Condition of Subscription Receipts

2.4.1	Every Subscription Receipt evidences an agreement between the Corporation and its Receiptholder to which the provisions of Article 4 apply if the Escrow Release Condition is satisfied before the Deadline (the rights of the Receiptholders pursuant to Article 4 are collectively called the “Exchange Right”) and to which the provisions of Article 5 apply if a Termination Event occurs (the rights of the Receiptholders pursuant to Article 5 are collectively called the “Refund Right”).

2.4.2	Immediately upon receipt of the Escrowed Funds by the Subscription Receipt Agent, the Subscription Receipts are issued and the right, title and interest, including ownership in and to each such Subscription Receipt shall be evidenced by a Subscription Receipt Certificate issued and registered in the name of the Person indicated in a Written Order from the Corporation. This Written Order indicates which Subscription Receipts shall bear the necessary language required pursuant to Section 2.13 herein.

2.4.3	All Subscription Receipt Certificates (including any replacement certificates issued pursuant to this Agreement) shall be substantially in the form attached hereto as Schedule B, and carry the distinctive letters and numbers that may be prescribed by the Corporation or the Subscription Receipt Agent.

2.4.4	No fractional Subscription Receipts shall be issued or otherwise provided for hereunder.

2.5	Receiptholder not a Shareholder

Except as expressly provided for herein, nothing in this Agreement or in the holding of a Subscription Receipt or of a Subscription Receipt Certificate shall confer or be construed as conferring upon a Receiptholder any right or interest or direct or indirect entitlement whatsoever as a Shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of Shareholders, or the right to receive dividends or any other distributions.

2.6	Subscription Receipts to Rank Pari Passu

Each Subscription Receipt shall rank pari passu with respect to all other issued and outstanding Subscription Receipts, regardless of the actual date of issue of same.

2.7	Signing of Subscription Receipt Certificates

The Subscription Receipt Certificates shall be signed by an officer or Director of the Corporation. The signature of such officer or Director of the Corporation may be mechanically reproduced in facsimile and Subscription Receipt Certificates bearing such facsimile signature shall be binding upon the Corporation as if they had been manually signed by such officer or Director. Notwithstanding that the Person whose manual or facsimile signature appears on any Subscription Receipt Certificate as such officer or Director may no longer hold such position at the date of certification or delivery of such Subscription Receipt Certificate, any Subscription Receipt Certificate signed as aforesaid shall, subject to Section 2.8, be valid and binding upon the Corporation and the holder thereof shall be entitled to the benefits of this Agreement.

2.8	Certification by the Subscription Receipt Agent

No Subscription Receipt Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof until it has been certified by manual signature of the authorized signatories by or on behalf of the Subscription Receipt Agent, substantially in the form of the Subscription Receipt Certificate, and such certification by the Subscription Receipt Agent upon any Subscription Receipt Certificate shall be conclusive evidence as against the Corporation that the Subscription Receipt Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

The certification by the Subscription Receipt Agent of the Subscription Receipt Certificates issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or the Subscription Receipt Certificates (except the due certification thereof) and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipt Certificates or any of them or of the consideration therefor except as otherwise specified herein. The certification by or on behalf of the Subscription Receipt Agent of the Subscription Receipt Certificates shall constitute a representation and warranty by the Subscription Receipt Agent that the said Subscription Receipt Certificates have been duly certified pursuant to the provisions of this Agreement.

2.9	Issue in Substitution for Subscription Receipt Certificates Lost, etc.

2.9.1	In case any Subscription Receipt Certificate shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable laws, shall issue, and thereupon the Subscription Receipt Agent shall certify and deliver, a new Subscription Receipt Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Subscription Receipt Agent and shall be entitled to the benefits thereof and shall rank equally in accordance with its terms with all other Subscription Receipt Certificates issued or to be issued hereunder.

When a new Subscription Receipt Certificate has been issued in lieu of a damaged, lost, stolen or destroyed Subscription Receipt Certificate, only one of these certificates is counted for purposes of determining the number of outstanding Subscription Receipts.

2.9.2	The Person requesting the issuance of a new Subscription Receipt Certificate pursuant to this Section 2.9 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issuance thereof, furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Subscription Receipt Agent in their sole discretion, and such Person shall also be required to furnish an indemnity and surety bond or security in an amount and form satisfactory to the Corporation and the Subscription Receipt Agent, in their sole discretion, and shall pay the reasonable fees of the Corporation and the Subscription Receipt Agent in connection therewith.

2.10	Exchange of Subscription Receipt Certificates

2.10.1	Subscription Receipt Certificates may, upon compliance with the reasonable requirements of the Subscription Receipt Agent (including conformity with applicable laws), be exchanged for another Subscription Receipt Certificate or Subscription Receipt Certificates entitling the holder thereof to, in the aggregate, the same number of Subscription Receipts as represented by the Subscription Receipt Certificates so exchanged.

2.10.2	Subscription Receipt Certificates may be surrendered for exchange only at the Designated Office of the Subscription Receipt Agent or at any other location designated by the Corporation with the approval of the Subscription Receipt Agent.

2.11	Fees for Exchange

Except as otherwise herein provided, the Subscription Receipt Agent may charge to the Receiptholder requesting an exchange a reasonable sum for each new Subscription Receipt Certificate issued in exchange for Subscription Receipt Certificate(s). Payment of such fees and reimbursement of the Subscription Receipt Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid shall be made by such Receiptholder as a condition precedent to such exchange.

2.12	Transfer and Registration of Subscription Receipts

2.12.1	The Subscription Receipts may only be transferred on the register kept at the Designated Office of the Subscription Receipt Agent by the Receiptholder or its legal representatives or its attorney duly appointed by an instrument in writing. Upon surrender for registration of transfer of Subscription Receipts at the Designated Office of the Subscription Receipt Agent, the Corporation shall issue and thereupon the Subscription Receipt Agent shall certify and deliver a new Subscription Receipt Certificate of like tenor in the name of the designated transferee. If less than all the Subscription Receipts evidenced by the Subscription Receipt Certificate(s) so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate registered in its name evidencing the Subscription Receipts not transferred. However, notwithstanding the foregoing, Subscription Receipts shall only be transferred upon:

a)	payment to the Subscription Receipt Agent of a reasonable sum for each new Subscription Receipt Certificate issued upon such transfer, and reimbursement of the Subscription Receipt Agent or the Corporation, as applicable, for any and all stamp taxes or governmental or other charges required to be paid in respect of such transfer;

b)	signature by the Receiptholder of the transfer form attached to the Subscription Receipt Certificate and delivery of the Subscription Receipt Certificate; and

c)	compliance with such reasonable requirements as the Subscription Receipt Agent may prescribe, and all such transfers shall be duly noted in such register by the Subscription Receipt Agent.

2.12.2	The Corporation and the Subscription Receipt Agent will deem and treat the registered owner of any Subscription Receipt as the beneficial owner thereof for all purposes and neither the Corporation nor the Subscription Receipt Agent shall be affected by any notice to the contrary.

2.12.3	The transfer register in respect of Subscription Receipts shall be closed on the earlier of the Effective Time or the Refund Date.

2.12.4	Subject to the provisions of this Agreement and applicable law, a Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts. The issue of Shares, as provided in Article 4, together with any Earned Interest on the Escrowed Funds, if any, less any applicable withholding taxes, or the reimbursement of the Escrowed Funds and the Earned Interest, if any, less any applicable withholding taxes, pursuant to Article 5, all in accordance with the terms and conditions herein contained, shall discharge all responsibilities of the Corporation and the Subscription Receipt Agent with respect to such Subscription Receipts and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title to a Subscription Receipt Certificate of a Receiptholder.

2.12.5	Without limitation, signatures must be signature guaranteed by a Schedule 1 Canadian chartered bank, an important Canadian trust company, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Canadian Association of Securities Dealers, members of the National Association of Securities Dealers or banks or trust companies in the United States.

2.13	Restriction – 4-Month Minimum Detention Period

The Company acknowledges and informs the Subscription Receipt Agent that the Subscription Receipts have not been offered pursuant to a prospectus under Canadian Securities Laws. Each Subscription Receipt originally issued to the Receiptholders bears the following restrictive legend:

“UNLESS PERMITTED UNDER CANADIAN SECURITIES LAWS, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 2ND, 2012.”

The Corporation acknowledges and informs the Subscription Receipt Agent that the Subscription Receipts have not been and will not be registered under the U.S. Securities Act or applicable state securities laws, and accordingly the Subscription Receipts may not be directly or indirectly offered or sold in the United States without such registration.

2.14	Title Restriction

Notwithstanding any other provision hereof, the Shares shall be issued only pursuant to a Subscription Receipt and in accordance with all applicable Securities Laws. Certificates representing the Shares shall bear the legend that Counsel to the Corporation may deem necessary in order to avoid a violation of such Securities Law or to comply with the requirements of any stock exchange on which the Shares are listed or quoted, as the case may be. It is understood that if, at any time, in the opinion of Counsel to the Corporation, such legend is no longer necessary to avoid a violation of such Securities Laws, or if the holder of such certificate with transfer restrictions delivers, at his own expense, to the Corporation evidence that the Corporation considers acceptable in form and substance (which may include an opinion of Counsel acceptable to the Corporation) that such holder has the right to sell or otherwise dispose of such Shares in a transaction where such legend is not required, this certificate with transfer restriction may therefore be given to the transfer agent in exchange of a certificate bearing no such transfer restrictions.

2.15	Transfers

2.15.1	If a Subscription Receipt Certificate delivered for transfer bears the restrictive legend set forth in Section 2.13 hereof, such transfer restrictions must be complied with.

2.15.2	The Subscription Receipts may only be transferred by the Receiptholder or its legal representatives or its attorney duly appointed by an instrument in writing acceptable to the Subscription Receipt Agent, in accordance with applicable Securities Laws, and in accordance with the conditions of this Agreement and any other reasonable conditions as the Subscription Receipt Agent may prescribe, including the delivery of a legal opinion to the Corporation and the Subscription Agent confirming that all Securities Laws applicable to the transfer of such Subscription Receipts have been complied with.

2.16	No Verification Obligation on Subscription Receipt Agent

The Subscription Receipt Agent is not required to ensure compliance or to verify compliance with applicable Securities Laws or regulatory requirements at the time of issuance, exercise or transfer of any Subscription Receipts (or its Exchange Right) or of any Shares issuable upon the exchange of the Subscription Receipts if such issuance, exchange or transfer, as applicable, is governed by the conditions of this Agreement. The Subscription Receipt Agent is authorized to process all transfers and exercises of Subscription Receipts assuming that such transfers or exercises may be performed according to all applicable Securities Laws and regulatory requirements. The Subscription Receipt Agent may assume, for the purposes of this Agreement, that an address found in the register of Receiptholders is the actual address of each of the Receiptholders and is also determinative of the residence and the address of any transferee on whose behalf the Subscription Receipts or Shares are to be registered, as contained in the transfer document, is the residence of such transferee. The Subscription Receipt Agent is under no obligation to ensure that the restrictive legends appearing on the Subscription Receipt Certificates and Share certificates meet the regulatory requirements or all applicable Securities Laws.

2.17	Listing Application for the Shares

The Subscription Receipts will not be listed for trading on any stock exchange or posted on any quotation system. The Corporation confirms that an application has been made for the Shares issuable upon the exchange of the Subscription Receipts to be listed for trading on the TSX and the NYSE and that the conditional approval of such exchanges, subject to customary conditions and the completion of the Underlying Transaction, has been obtained. The Corporation shall use reasonable efforts to satisfy all of the conditions of such conditional approval as may be required for the purpose of securing such listing.

ARTICLE	3. INVESTMENT OF ESCROWED FUNDS AND PAYMENT OF INTEREST

3.1	Escrowed Funds

The Escrowed Funds are delivered to the Subscription Receipt Agent by wire transfer or cheque so that the Subscription Receipt Agent may hold and invest such Escrowed Funds in accordance with this Agreement. If the Escrow Release Condition is satisfied before the Deadline, (i) the Escrowed Funds are returned to the Corporation pursuant to Article 4 and (ii) each Receiptholder is entitled to receive its share of the Earned Interest (net of applicable withholding tax) pursuant to Article 4. If a Termination Event occurs, each Receiptholder is entitled to receive from the Escrowed Funds the Subscription Price per Subscription Receipt held and its share of the Earned Interest (net of applicable withholding taxes) in accordance with Article 5. The Earned Interest by a Person is calculated in accordance with Article 4 or Article 5, as applicable, and taxes on it are the responsibility of such Person. The Corporation represents to the Subscription Receipt Agent that the accounts that the Subscription Receipt Agent must open under this Agreement are not intended to be used by any other Person or on behalf of any other Person than for or on behalf of the parties hereto and the Receiptholders.

3.2	Investment of Escrowed Funds

3.2.1	Until released in accordance with this Agreement, the Escrowed Funds shall be kept segregated in the records of the Subscription Receipt Agent and shall be deposited in one or more interest-bearing trust accounts to be maintained by the Subscription Receipt Agent in the name of the Subscription Receipt Agent at one or more banks listed in Schedule D to this Agreement (each such bank, an “Approved Bank”). The Subscription Receipt Agent shall pay to the Receiptholders interest at an annual rate which is equal to 1.95% less than the prime rate of interest announced from time to time by The Bank of Nova Scotia on Canadian dollar loans made to its most credit worthy customers in Canada. Such payment obligation shall be calculated daily and paid to the account(s) within three (3) Business Days of each month-end. The Subscription Receipt Agent shall be entitled to retain for its own benefit, as partial compensation for its services hereunder, any amount of the interest earned on the Escrowed Funds that is not payable to the Receiptholders pursuant to this Section 3.2.1.

All Escrowed Amounts held by the Subscription Receipt Agent pursuant to this Agreement shall be held by the Subscription Receipt Agent for the Receiptholders and the delivery of the Escrowed Funds to the Subscription Receipt Agent shall not give rise to a debtor-creditor or other similar relationship. The amounts held by the Subscription Receipt Agent pursuant to this Agreement are at the sole risk of the Receiptholders and, without limiting the generality of the foregoing, the Subscription Receipt Agent shall have no responsibility or liability for any diminution of the Escrowed Funds which may result from any deposit made with an Approved Bank pursuant to this Section 3.2.1, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The parties hereto acknowledge and agree that the Subscription Receipt Agent will have acted prudently in depositing the Escrowed Funds at any Approved Bank, and that the Subscription Receipt Agent is not required to make any further inquiries in respect of any such Approved Bank.

At any time and from time to time, (i) the Caisse, as long as it holds one or more Subscription Receipts, or (ii) if the Caisse no longer hold any Subscription Receipt, the Receiptholders that have the right to acquire, in exchange of their Subscription Receipts, in the aggregate not less than 50.1% of the total number of Shares that may be acquired in exchange of the then-outstanding Subscription Receipts, shall be entitled to direct the Subscription Receipt Agent by written notice (a) not to deposit any new amounts in any Approved Bank specified in the notice and/or (b) to withdraw all or any of the Escrowed Funds that may then be deposited with any Approved Bank specified in the notice and re-deposit such amount with one or more of such other Approved Banks as specified in the notice. With respect to any withdrawal notice, the Subscription Receipt Agent will endeavor to withdraw such amount specified in the notice as soon as reasonably practicable and the Receiptholders acknowledge and agree that such specified amount remains at the sole risk of the Receiptholders prior to and after such withdrawal.

3.2.2	Notwithstanding the above Section 3.2.1, upon receipt of a direction (i) the Caisse, as long as it holds one or more Subscription Receipts, or (ii) if the Caisse no longer hold any Subscription Receipt, the Receiptholders that have the right to acquire, in exchange of their Subscription Receipts, in the aggregate not less than 50.1% of the total number of Shares that may be acquired in exchange of the then-outstanding Subscription Receipts, the Subscription Receipt Agent shall invest the funds in any such Permitted Investments on behalf of the Receiptholders in accordance with such direction. Any such direction by the Receiptholders to the Subscription Receipt Agent shall be provided in writing by the Receiptholder no later than 9:00 a.m. (Montreal Time) on the day on which the investment is to be made. Any such direction received by the Subscription Receipt Agent after 9:00 a.m. (Montreal Time) or on a day which is not a Business Day, shall be deemed to have been given prior to 9:00 a.m. (Montreal Time) on the next Business Day. For purposes hereof, “Permitted Investments” means short term interest bearing or discount debt securities issued or guaranteed by the Government of Canada or by a Province or a Canadian chartered bank (including an Affiliate of the Subscription Receipt Agent or a related Person of the Subscription Receipt Agent) provided they are rated at least R-1 (high) by DBRS Inc. or an equivalent rating agency, excluding any commercial paper.

3.2.3	In the event that on the date the Escrow Release Notice is received or is deemed to be received by the Subscription Receipt Agent pursuant to paragraph 4.3.2 of this Agreement, the Escrowed Funds kept by the Subscription Receipt Agent as agent for the benefit of the Corporation pursuant to the terms of this agreement is less than $999,999,995.86, Caisse agrees and undertakes to remit promptly to the Subscription Receipt Agent an amount in CDN dollars equal to the difference between x) $999,999,995.86; and y) the Escrowed Funds kept by the Subscription Receipt Agent as agent for the benefit of the Corporation on such date. For the avoidance of doubt, this obligation applies whether or not Caisse has syndicated part of its interest in the Subscription Receipts under paragraph 2.3 of the Caisse Subscription Agreement or has otherwise transferred its Subscription Receipts.

3.3	Segregation of Escrowed Funds and of Earned Interest

The Escrowed Funds received by the Subscription Receipt Agent, together with any securities and other instruments which it may receive pursuant to investments or reinvestments of such Escrowed Funds, and together with all Earned Interest, shall be received as agent for, and shall be segregated and kept in separate accounts by the Subscription Receipt Agent as agent for the Receiptholders and the Corporation.

ARTICLE 4.     RELEASE OF PROPERTY

4.1	Escrow Release Notice

If, before the Deadline, all the release conditions of the Escrowed Funds set out in Section 4.2 are satisfied (the “Escrow Release Condition”), the Corporation shall forthwith deliver to the Receiptholders the Escrow Release Notice (substantially in the form attached as Schedule A) executed by the Chief Executive Officer and Chief Financial Officer of the Corporation, following which the Corporation A) promptly delivers to the Subscription Receipt Agent the Escrow Release Notice and a direction substantially in the forms attached hereto under Schedule A and Schedule C respectively, and B) promptly issues a press release disclosing the Underlying Transaction Closing and that the exchange of the Shares against the Subscription Receipts will be completed automatically at the Effective Time. It is understood that the release of the Escrowed Funds will be effective immediately before the Underlying Transaction Closing.

4.2	Escrow Release Conditions

The release of the Escrowed Funds is conditional and subject to the satisfaction of the following conditions, provided that (i) the Caisse, as long as it holds one or more Subscription Receipts, or (ii) if the Caisse no longer hold any Subscription Receipt, Receiptholders that have the right to acquire, in exchange of their Subscription Receipts, in the aggregate not less than 50.1% of the total number of Shares that may be acquired in exchange of the then-outstanding Subscription Receipts, may waive such in writing, such waiver being binding on all Receiptholders:

4.2.1	Except to the extent required by the UK Takeover Code (the “Code”), the UK Panel on Takeovers and Mergers (the “Panel”), the High Court of Justice of England and Wales (the “Court”), the Underlying Transaction Closing Conditions shall have been satisfied without amendment or without being waived, except for any amendment or waiver that is not material and does not have a material adverse effect on the interest of Receiptholders;

4.2.2	There shall have been no increase in the price per Lone Star share payable under the Underlying Transaction;

4.2.3	The Financing Agreements shall not have been amended or waived, except as contemplated in the Fee Letter or the Syndication Letter forming part of the Financing Agreements or for any amendment or waiver that is not material and does not have an economic material adverse effect on the Bank Financing;

4.2.4	The representations and warranties of the Corporation set out in paragraphs 6.1a) and 6.2 a), b), c), d), e)(i), e)(ii) and f) of the Caisse Subscription Agreement must be consistent and correct in all material respects on the date of this Agreement and shall not have ceased to be true and accurate in all material respects afterwards. The President of the Corporation or any other officer acceptable to the Receiptholders shall certify same immediately before the Underlying Transaction Closing; and

4.2.5	The Corporation shall have obtained all consents, exemptions and authorizations required by the competent authorities, including regulatory and stock exchange authorities, in relation to the issuance of the Shares in exchange of the Subscription Receipts in accordance with this Agreement, including required approvals from the TSX and the NYSE regarding the listing of the Shares on the TSX and the NYSE.

4.3	Automatic Exchange and Release of Funds

4.3.1	If the Escrow Release Condition is satisfied at the Deadline, each Receiptholder at the Effective Time, as it appears on the register of the Subscription Receipt Agent, shall automatically become the holder of one Share for each Subscription Receipt held by such Receiptholder, without any further action or payment of an additional consideration (including the delivery of Subscription Receipt Certificates) on the part of the Receiptholder. Each Subscription Receipt Certificate then represents a right to receive one or more certificates evidencing the Shares issuable in exchange for the Subscription Receipts represented by such Subscription Receipt Certificates.

4.3.2	Upon receipt of the executed Escrow Release Notice, the Subscription Receipt Agent promptly releases, on the date it receives the Escrow Release Notice, the Escrowed Funds and Earned Interest by bank transfer to the accounts and in the amounts indicated in the Escrow Release Notice. The Escrow Release Notice states the amounts to be released and their recipients. Every Escrow Release Notice must be received by the Subscription Receipt Agent on or before 10:00 a.m. (Montreal time) the day on which the Escrowed Funds shall be released from escrow. Any Escrow Release Notice received by the Subscription Receipt Agent after 10:00 a.m. (Montreal time) or received on a day that is not a Business Day is deemed to be given before 10:00 a.m. the next Business Day.

4.3.3	Subject to paragraph 4.3.1, certificates evidencing the Shares issued pursuant to paragraph 4.3.1 will be issued by the transfer agent of the Corporation starting on the second Business Day following the Effective Date.

4.3.4	Effective after the issuance of the Shares by the Corporation at the Effective Time as provided in paragraph 4.3.1, and after the Subscription Receipt Agent, on behalf of the Corporation, has mailed or delivered the certificates representing such Shares, the Exchange Right will have been fully exercised and the Subscription Receipts therewith shall be void and of no force or effect.

4.4	Offer

4.4.1	Notwithstanding Section 4.2.1, subject to the consent of the Panel and (i) Caisse if it holds Subscription Receipts or (ii) if Caisse no longer holds Subscription Receipts, Receiptholders that have the right to acquire, in exchange of their Subscription Receipts, in the aggregate not less than 50.1% of the total number of Shares that may be acquired in exchange of the then-outstanding Subscription Receipts, the Corporation may, give written notice to the Receiptholders that it intends to withdraw the scheme of arrangement related to the Underlying Transaction and to launch an offer to acquire the shares of Lone Star (the “Offer”). Notwithstanding the foregoing or any provision contained herein, the consent of Caisse or the Receiptholders, as the case may be, shall not be required to withdraw the scheme of arrangement and launch an Offer if (i) the Offer is recommended by the board of directors of Lone Star, (ii) the Offer is at the same price per share and on substantially the same terms and conditions as the scheme of arrangement; and (iii) the Offer includes a minimum tender condition of not less than 90 per cent in value of each class of the shares (including options and equivalent or similar securities) to which the Offer relates and, where the shares are voting shares, not less than 90 per cent of the voting rights carried by those shares.

ARTICLE 5.     PAYMENT ON TERMINATION

5.1	Termination if the Escrow Release Condition is not Satisfied

5.1.1	If the Escrow Release Condition is not satisfied on or before the Deadline or if the Corporation, pursuant to a public announcement (together with a written notice delivered to the Subscription Receipt Agent), does not proceed with the Underlying Transaction (each a “Termination Event”), notwithstanding any other provision hereof:

a)	the Subscription Receipt Agent begins the reimbursement of the Escrowed Funds and Earned Interest (net of applicable withholding taxes) to the Receiptholders;

b)	the subscription evidenced by each Subscription Receipt is automatically cancelled and annulled at the Termination Date and each Receiptholder shall be entitled after the Termination Date to receive, at the earliest on the second Business Day following the Termination Date (the “Refund Date”), a wire transfer in an amount equal to the sum of i) the Subscription Price for the Subscription Receipts held by such Receiptholder at the Termination Date, and ii) the Receiptholder's share of Earned Interest, net of applicable withholding taxes. The amount paid to each Receiptholder under subsections i) and ii) will be satisfied out of the Escrowed Funds;

c)	the obligation to make the payment of the amount specified in Section 5.1.1b) shall be satisfied by making a wire transfer for the account of such Receiptholders; and

d)	the agreements represented by the Subscription Receipts and the rights and obligations of the Corporation and of the Receiptholders relating thereto shall be, effective at the close of business on the Refund Date, void and of no value or effect.

5.1.2	The Subscription Receipt Agent performing its obligations under this paragraph 5.1 fulfills all its obligations hereunder.

5.2	Termination of this Agreement

Immediately after the execution of all the obligations required pursuant to this Agreement, this Agreement shall be terminated.

ARTICLE 6.     RIGHTS AND COVENANTS OF THE CORPORATION

6.1	No Reorganization/Distribution

The Corporation hereby covenants with the Subscription Receipt Agent and the Receiptholders, that from the Closing Date to the earlier of the following to occur: (i) the Effective Time or (ii) the Termination Date, to refrain from taking one or more of the following actions unless, in the case of an action described below, an appropriate adjustment is made to the number of Shares issuable upon the exchange of the Subscription Receipts, and such action is taken with the prior written consent of the Receiptholders: i) issue Shares to all or substantially all the holders of Shares by way of dividend, distribution of shares or otherwise; ii) subdivide the outstanding Shares into a greater number of Shares; iii) reduce, combine or consolidate the outstanding Shares into a smaller number of Shares; iv) issue or fix a record date for the issuance of options, warrants or rights to all or substantially all holders of Shares; v) declare or pay, or set a record date to declare or pay, any dividend or distribution in the form of Shares, options, rights, stock warrants or asset warrants to all or substantially all holders of issued and outstanding Shares, other than by way of dividend or distribution paid in the ordinary course of business or as part of the transactions contemplated in paragraphs i), ii), iii), iv) or vi) of this section; vi) reclassify the Shares or undertake a reorganization of the Corporation or an amalgamation, merger or arrangement of the Corporation with another Person or other entity (excluding the Underlying Transaction), or a sale or conveyance of the property and assets of the Corporation, in whole or almost entirely, to another Person or entity, or a liquidation or dissolution of the Corporation, or vii) a transaction similar to or having a similar effect to the transactions contemplated in paragraphs i) to vi) of this Section 6.1. It is understood that any adjustment made to the number of Shares issuable upon the exchange of the Subscription Receipts pursuant to this Section 6.1 will be subject to TSX approval.

6.2	General Covenants

6.2.1	The Corporation covenants with the Subscription Receipt Agent and the Receiptholders that, so long as any Subscription Receipts remain outstanding:

a)	it will use its best efforts to maintain its existence as a corporation and to conduct its business in the ordinary course;

b)	it will make all requisite filings under Securities Laws and stock exchange rules, including those necessary to remain a reporting issuer not in default in each of the provinces of Canada in which it is currently a reporting issuer;

c)	it will announce by press release the Effective Time, in accordance with the provisions of Section 4.1;

d)	it will ensure that the Shares issued upon exchange of the Subscription Receipts are, at the time of issuance, duly authorized, fully paid (assuming the return of the Escrowed Funds to the Corporation) and non-assessable, and

e)	it will perform and carry out all of the acts or things to be done by it as provided in this Agreement.

6.3	Regulatory Matters

The Corporation shall file all such documents, notices and certificates and take such steps and do such things as may be necessary under Securities Laws to permit the issuance of the Subscription Receipts and the Shares to be issued in exchange for the Subscription Receipts pursuant to applicable prospectus and registration exemptions for private placements, such that such issuance will be exempt from the prospectus and registration requirements of Securities Laws.

ARTICLE 7.     ENFORCEMENT

7.1	Suits by Receiptholders

All or any of the rights conferred upon any Receiptholder by any of the terms of the Subscription Receipt Certificates or of this Agreement, or of both, may be enforced by Receiptholders (including, as long as it holds any Subscription Receipts, the Caisse) by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions contained herein for the benefit of the Receiptholders.

7.2	Waiver in Respect of a Default

Upon the occurrence of a default hereunder, the Receiptholders (including, as long as it holds any Subscription Receipts, the Caisse) having the right to acquire in exchange for their Subscription Receipts, in the aggregate, not less than 75% of the total number of Shares to be acquired in exchange for all the Subscription Receipts then outstanding, have the power (in addition to the powers exercisable by special resolution) to direct, through a written request, the Subscription Receipt Agent to grant a waiver in respect of a default hereunder, and the Subscription Receipt Agent must immediately grant such waiver in accordance with the conditions provided in such request, provided that no delay or omission on the part of the Receiptholders to exercise any right or power accruing to them in case of a default shall impair such right or power or shall be construed as a waiver or acquiescence with respect to such default, and being further understood that no fact or omission on the part of the Receiptholders in this regard shall apply for or affect in any way any subsequent default hereunder or rights resulting therefrom.

ARTICLE 8.     MEETINGS OF RECEIPTHOLDERS

8.1	Right to Convene Meetings

The Subscription Receipt Agent may, at any time and from time to time, and shall upon receipt of a written request of the Corporation or of a Receiptholders Request, and upon being funded and indemnified to its reasonable satisfaction by the Corporation or by the Receiptholders signing such Receiptholders Request, as the case may be, against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Receiptholders. In the event of the Subscription Receipt Agent failing to so convene a meeting within 7 days after receipt of such written request of the Corporation or such Receiptholders Request and funding and indemnity given as aforesaid, the Corporation or such Receiptholders, as the case may be, may convene such meeting. Every such meeting shall be held in Montreal or at such other place as may be determined by the Subscription Receipt Agent.

8.2	Notice

At least 21 days prior notice of any meeting of Receiptholders shall be given to the Receiptholders in the manner provided for in Section 10.1 and a copy of such notice shall be sent by mail to the Subscription Receipt Agent (unless the meeting has been called by the Subscription Receipt Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the date and time when, and the place where the meeting, is to be held, and shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Receiptholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8.

8.3	Chairperson

An individual (who need not be a Receiptholder) designated in writing by the Subscription Receipt Agent shall be chairperson of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Receiptholders present in person or represented by proxy shall choose some individual present to be chairperson.

8.4	Quorum

Subject to the provisions of Section 8.11, at any meeting of the Receiptholders a quorum shall consist of Receiptholders (including, as long as it holds any Subscription Receipts, the Caisse) present in person or represented by proxy and holding not less, in aggregate, than 25% of the Shares that may be acquired in exchange of the then-outstanding Subscription Receipts. If the quorum of the Receiptholders shall not be present within 30 minutes from the time fixed for holding of any such meeting, the meeting, if summoned by the Receiptholders or on a Receiptholders Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of such business. At the adjourned meeting the Receiptholders (including, as long as it holds any Subscription Receipts, the Caisse) present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold at least 25% of the Shares that may be acquired in exchange of the then-outstanding Subscription Receipts.

8.5	Power to Adjourn

The chairperson of any meeting at which a quorum of the Receiptholders is present may, with the consent of the Receiptholders present, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on a Special Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairperson that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

8.7	Poll and Voting

On every Special Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairperson or by one or more of the Receiptholders acting in person or by proxy and holding the right to acquire in the aggregate at least 5% of the total number of Shares that may be acquired in exchange of the then-outstanding Subscription Receipts, a poll shall be taken in such manner as the chairperson shall direct. Questions other than those required to be determined by Special Resolution shall be decided by a majority of the votes cast on the poll.

On a show of hands, every Person who is present and entitled to vote, whether as a Receiptholder or as proxy for one or more absent Receiptholders, or both, shall have one vote. On a poll, each Receiptholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each whole Share that such person is entitled to receive pursuant to the Subscription Receipt(s) then held or represented by such person. A proxy need not be a Receiptholder. The chairperson of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, that are held or represented by the chairperson.

8.8	Regulations

The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

8.8.1	the setting of the record date for a meeting for the purpose of determining Receiptholders entitled to receive notice of and vote at such meeting;

8.8.2	the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipt Certificates specified therein have been deposited with it by a named Person and will remain on deposit until after the meeting, which voting certificate shall entitle the Persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the Persons so named in such voting certificates were the actual holders of the Subscription Receipt Certificates specified therein;

8.8.3	the deposit of voting certificates and instruments appointing proxies at such place and time as the Subscription Receipt Agent, the Corporation or the Receiptholders convening the meeting, as the case may be, may direct in the notice convening the meeting;

8.8.4	the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed before the meeting to the Corporation or to the Subscription Receipt Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

8.8.5	the form of the instrument of proxy; and

8.8.6	generally for the calling of meetings of Receiptholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only

Persons who shall be recognized at any meeting as a Receiptholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 8.9), shall be Receiptholders or duly appointed proxies of Receiptholders.

8.9	Corporation and Subscription Receipt Agent may be Represented

The Corporation and the Subscription Receipt Agent, represented by their respective employees, directors or officers, and the Counsel for the Corporation and for the Subscription Receipt Agent, may attend any meeting of the Receiptholders, but shall have no vote as such unless in their capacity as Receiptholder.

8.10	Powers Exercisable by Special Resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Receiptholders at a meeting shall, subject to the provisions of Section 8.11, have the power, exercisable from time to time by Special Resolution:

8.10.1	to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Receiptholders or the Subscription Receipt Agent in its capacity of Subscription Receipt Agent hereunder to which the Corporation may consent (subject to the prior consent of the Subscription Receipt Agent) against the Corporation whether such rights arise under this Agreement or the Subscription Receipt Certificates or otherwise;

8.10.2	to amend, alter or repeal any Special Resolution previously passed or sanctioned by the Receiptholders;

8.10.3	to direct or to authorize, subject to Section 9.4.1 herein, the Subscription Receipt Agent to enforce any of the covenants on the part of the Corporation contained in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders in any manner specified in such special resolution or to refrain from enforcing any such covenant or right;

8.10.4	to waive, and to direct the Subscription Receipt Agent to waive, any default on the part of the Corporation in complying with any provisions of this Agreement or the Subscription Receipt Certificates either unconditionally or upon any conditions specified in such special resolution;

8.10.5	to restrain any Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders;

8.10.6	to direct any Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Receiptholder in connection therewith;

8.10.7	to assent to any modification of, change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

8.10.8	with the consent of the Corporation (such consent not to be unreasonably withheld), to remove the Subscription Receipt Agent or its successor in office and to appoint a new subscription receipt agent to take the place of the Subscription Receipt Agent so removed; and

8.10.9	to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Shares or other securities of the Corporation.

8.11	Meaning of Special Resolution

8.11.1	The expression “Special Resolution”, when used in this Agreement, means, subject as hereinafter provided in this Section 8.11 and in Section 8.14, a resolution proposed at a meeting of Receiptholders duly convened for that purpose and held in accordance with the provisions of this Agreement at which 2 or more Receiptholders (including, as long as it holds any Subscription Receipts, the Caisse) are present in person either holding personally or representing as proxies not less in aggregate than 25% of the Shares that may be acquired in exchange of the then-outstanding Subscription Receipts.

8.11.2	If, at any meeting called for the purpose of passing a Special Resolution, Receiptholders (including, as long as it holds any Subscription Receipts, the Caisse) having the right to subscribe not less in aggregate than 25% of the total number of Shares that may be acquired in exchange of the then-outstanding Subscription Receipts are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Receiptholders or on a Receiptholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 nor more than 60 days later, and to such place and time as may be determined by the chairperson. Not less than 10 days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 8.2. Such notice shall state that at the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, a quorum for the transaction of business shall consist of such Receiptholders as are present in person or by proxy. At any such adjourned meeting, any resolution passed by the requisite votes as provided in Section 8.11.1 shall be a Special Resolution within the meaning of this Agreement notwithstanding that Receiptholders (including, as long as it holds any Subscription Receipts, the Caisse) having the right to subscribe not less than 25% of the total number of Shares that may be acquired in exchange of the then-outstanding Subscription Receipts are not present in person or by proxy at such adjourned meeting.

8.11.3	Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary. Any Special Resolution must be adopted by the affirmative vote of the Receiptholders (including, as long as it holds any Subscription Receipts, the Caisse) entitled to acquire at least 75% of the aggregate number of Shares which may be acquired under any Subscription Receipts then outstanding represented at the meeting and for which votes are cast in the vote for such resolution.

8.12	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Receiptholders by Special Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Receiptholders to exercise such power or powers or combination of powers then or thereafter from time to time.

8.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Receiptholders shall be made and duly entered in books to be provided from time to time for that purpose by the Subscription Receipt Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairperson or the secretary of the meeting at which such resolutions were passed or proceedings had or by the chairperson or secretary of the next succeeding meeting held shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

8.14	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Receiptholders at a meeting held as provided in this Article 8 may also be taken and exercised by an instrument in writing signed in one or more counterparts by such Receiptholders in person or by attorney duly appointed in writing, by Receiptholders (including, as long as it holds any Subscription Receipts, the Caisse) having the right to subscribe at least 75% of the total number of Shares that may be acquired in exchange of the then-outstanding Subscription Receipts with respect to a Special Resolution, and the expression "Special Resolution" when used in this Agreement shall include an instrument so signed.

8.15	Binding Effect of Resolutions

Every resolution and every Special Resolution passed in accordance with the provisions of this Article 8 at a meeting of Receiptholders shall be binding upon all the Receiptholders, whether present at or absent from such meeting, and every instrument in writing signed by Receiptholders in accordance with Section 8.14 shall be binding upon all the Receiptholders, whether signatories thereto or not, and each and every Receiptholder and the Subscription Receipt Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

8.16	Holdings by Corporation Disregarded

In determining whether Receiptholders holding Subscription Receipt Certificates evidencing the right to acquire the required number of Shares are present at a meeting of Receiptholders for the purpose of determining a quorum or have concurred in any consent, waiver, special resolution, Receiptholders' Request or other action under this Agreement, or otherwise for the purposes of any vote taken in accordance with this Agreement, Subscription Receipts owned legally or beneficially by the Corporation or a subsidiary of the Corporation shall be disregarded in accordance with the provisions of Section 8.9.

8.17	Covenants of the Caisse

The Caisse hereby undertakes to refrain from entering into any other covenant, in favor of any Person other than the Corporation, which would limit, by any means, directly or indirectly, its discretion in the exercise of the rights given to the Caisse pursuant to this Agreement.

ARTICLE 9.     CONCERNING THE SUBSCRIPTION RECEIPT AGENT

9.1	The Subscription Receipt Agent

The Corporation and the Receiptholders hereby appoint Computershare Trust Company of Canada as Subscription Receipt Agent and Computershare Trust Company of Canada hereby accepts such appointment.

9.2	Replacement of Subscription Receipt Agent

9.2.1	The Subscription Receipt Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 9.2, by giving to the Corporation not less than 90 days prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Receiptholders by special resolution shall have power at any time to remove the existing Subscription Receipt Agent and, subject to the approval of the Corporation, to appoint a new subscription receipt agent, it being understood that the previous Subscription Receipt Agent shall have received payment in full of all amounts due for its services. In the event of the Subscription Receipt Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new subscription receipt agent unless a new subscription receipt agent has already been appointed by the Receiptholders; failing such appointment by the Corporation, the retiring Subscription Receipt Agent (at the expense of the Corporation) or any Receiptholder may apply to the Superior Court of Québec on such notice as such court may direct, for the appointment of a new subscription receipt agent; but any new subscription receipt agent so appointed by the Corporation or by the

Court shall be subject to removal as aforesaid by the Receiptholders. Any new subscription receipt agent appointed under any provision of this Section 9.2 shall be a corporation authorized to carry on the business of a trust company in each Canadian province. On any such appointment the new subscription receipt agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as subscription receipt agent hereunder.

9.2.2	Upon the appointment of a successor subscription receipt agent, the Corporation shall promptly notify the Receiptholders thereof in the manner provided for in Section 10.1 hereof.

9.2.3	Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Subscription Receipt Agent shall be a party, or any corporation succeeding to the stock transfer business of the Subscription Receipt Agent shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor subscription receipt agent under Section 9.2.1.

9.2.4	Any Subscription Receipt Certificate certified but not delivered by a predecessor subscription receipt agent may be delivered by the successor subscription receipt agent in the name of the predecessor or successor subscription receipt agent.

9.3	Remuneration of Subscription Receipt Agent

The Corporation agrees to pay the Subscription Receipt Agent reasonable remuneration for its services hereunder and to pay or reimburse upon request the Subscription Receipt Agent all costs, disbursements and funds reasonably incurred or advanced in the administration or performance of his duties hereunder, both before and after any default hereunder, until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed (including the reasonable fees and disbursements of its outside counsel and other outside advisors required for discharge of its duties hereunder), except for fees, expenses or advances that may arise out of or result from gross negligence, bad faith or willful misconduct of the Subscription Receipt Agent. Any amount owing under this Agreement and unpaid 30 days after request for such payment will bear interest from the expiration of such 30 days at a rate per annum equal to the then current rate charged by the Subscription Receipt Agent, payable on demand.

9.4	Rights and Duties of Subscription Receipt Agent

9.4.1	In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall exercise that degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from liability for its own gross negligent action, its own negligent failure to act, or its own misconduct or bad faith. The Subscription Receipt Agent hereby accepts and agrees to exercise its rights and duties under this Agreement in accordance with the conditions herein set forth and represents and warrants that it is duly authorized and qualified to operate as a trust company in all Canadian provinces.

9.4.2	The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the other parties to this Agreement, provided (i) that the Subscription Receipt Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Subscription Receipt Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

9.4.3	The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the Receiptholders hereunder shall be conditional upon the Receiptholders furnishing, when required by notice by the Subscription Receipt Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and to hold harmless the Subscription Receipt Agent against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless funded and indemnified as aforesaid.

9.4.4	The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipts held by them, for which Subscription Receipts the Subscription Receipt Agent shall issue receipts.

9.4.5	Every provision of this Agreement that by its terms relieves the Subscription Receipt Agent from any liability or entitles it to rely upon any evidence submitted to it is subject to applicable laws and to the provisions of this Section 9.4 and of Section 9.6.

9.5	Indemnity of Subscription Receipt Agent

9.5.1	The Corporation hereby indemnifies and saves harmless the Subscription Receipt Agent and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever brought against the Subscription Receipt Agent, or which it may suffer or incur, as a result of or arising out of the performance of its duties and obligations under this Agreement, including any and all reasonable legal fees and disbursements of whatever kind or nature, subject to the Subscription Receipt Agent exercising, in the exercise of its rights and obligations, that degree of care, diligence and skill set out in Section 9.4.1, and save in the event of gross negligence, willful misconduct or bad faith. It is understood and agreed that this indemnification shall survive the termination or discharge of this Agreement or the resignation or removal of the Subscription Receipt Agent. Notwithstanding any other provision of this Agreement, the liability of the Subscription Receipt Agent for all services to be rendered pursuant to this Agreement shall not exceed the total annual remuneration received by the Subscription Receipt Agent pursuant to this Agreement or $2,000, whichever is greater, save in the event of gross negligence, willful misconduct or bad faith.

9.5.2	The Subscription Receipt Agent will not be held liable for any error of judgment or any action taken or omitted in good faith, or any other error in fact or in law, or some other measure that it may take or refrain from taking pursuant to this Agreement, unless it is attributable to its own gross negligence, bad faith or willful misconduct.

9.5.3	The Subscription Receipt Agent shall be protected in acting upon any notice, request, waiver, consent, certificate, written visa, statutory declaration or any other document that is provided to it, not only as to its due execution and to the validity and effectiveness of its provisions, but also as to the veracity and acceptability of the information contained therein and which the Subscription Receipt Agent believes in good faith to be genuine and proper.

9.5.4	The Subscription Receipt Agent has the right to refrain from acting and shall not incur any liability for refusing to act unless it has received clear and reasonable documentation in accordance with the terms of the this Agreement, which documentation does not require the exercise of any discretion and independent judgment on the part of the Subscription Receipt Agent.

9.5.5	The Subscription Receipt Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 9.9 or in the certificate of the Subscription Receipt Agent on the Subscription Receipt Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation.

9.5.6	Nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto.

9.5.7	The Subscription Receipt Agent shall not be bound to give notice to any Person or Persons of the execution hereof.

9.5.8	The Subscription Receipt Agent shall not be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any Directors, officers, employees, agents or servants of the Corporation.

9.5.9	The Subscription Receipt Agent shall not be liable for any error of judgment, or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, except for its own gross negligence or bad faith.

9.5.10	Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Subscription Receipt Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of Securities Law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

9.5.11	By executing this Agreement, the Subscription Receipt Agent assumes no responsibility or liability relating to any transaction or agreement between the other parties, except with regards to the obligations stipulated in this Agreement, notwithstanding any reference to such transactions or agreements.

9.6	Evidence, Experts and Advisers

9.6.1	In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation shall deliver to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as the Subscription Receipt Agent may reasonably require by written notice to the Corporation.

9.6.2	In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, act and rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation or Receiptholders, certificates of the Corporation or Receiptholders or other evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or pursuant to a request of the Subscription Receipt Agent, it being understood that such evidence shall comply with applicable law and that the Subscription Receipt Agent must comply with applicable law.

9.6.3

Whenever it is provided in this Agreement or in the applicable law that the Corporation shall deposit with the Subscription Receipt Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation and of the Receiptholders to have the Subscription Receipt Agent take the action to be based thereon.

9.6.4	Proof of the execution of an instrument in writing, including a Receiptholders' Request, by any Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Subscription Receipt Agent may consider adequate.

9.6.5	The Subscription Receipt Agent may employ or retain such counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Subscription Receipt Agent.

9.7	Actions by Subscription Receipt Agent to Protect Interest

The Subscription Receipt Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Receiptholders.

9.8	Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the premises.

9.9	Conflict of Interest

9.9.1	The Subscription Receipt Agent represents to the Corporation that at the time of execution and delivery hereof no material conflict of interest exists between its role as a subscription receipt agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 15 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its appointment as Subscription Receipt Agent hereunder to a successor subscription receipt agent approved in writing by the Corporation and meeting the requirements set forth in Section 9.2.1. Notwithstanding the foregoing provisions of this Section 9.9.1, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipt Certificates shall not be affected in any manner whatsoever by reason thereof.

9.9.2

Subject to Section 9.9.1, the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any subsidiary of the Corporation without being liable to account for any profit made thereby.

9.10	Administration of the Property of Others

The parties agree that the Subscription Receipt Agent is not, pursuant to this Agreement, an administrator of property of others (as defined in Civil Code of Québec) and that the provisions of the Civil Code of Québec concerning the administration of the property of others do not apply to this Agreement.

9.11	Use of Accounts

Each party to this Agreement (except the Subscription Receipt Agent) hereby represents to the Subscription Receipt Agent that any accounts to be opened by, or interest to be held by, the Subscription Receipt Agent under this Agreement for or to the credit of that party, either i) are not intended to be used by a third party or on behalf of a third party, or ii) are intended to be used by a third party or on behalf of a third party, in which case such party hereto agrees to promptly complete and sign a declaration in the form prescribed by the Subscription Receipt Agent regarding the details concerning such third party.

9.12	Personal Information

The parties to this Agreement recognize that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive personal information, including financial, about such parties and/or their representatives, as individuals, or about other individuals with respect to the subject matter hereof, and use this information to:

9.12.1	provide the services required under this Agreement and other services as that may be requested from time to time;

9.12.2	assist the Subscription Receipt Agent to manage its relationships with these individuals;

9.12.3	comply with the Subscription Receipt Agent's legal and regulatory requirements; and

9.12.4	if the Subscription Receipt Agent collects social insurance numbers, perform tax reporting and verify an individual's identity for security purposes.

Each party to this Agreement acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired in the course of this Agreement for the purposes described above and, in general, in the manner and on the terms described in its own privacy code, which the Subscription Receipt Agent must make available on its website or on request, including revisions thereto. In addition, each party to this Agreement agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent personal information about an individual who is not a party to this Agreement, unless such party is satisfied that such individual understands and consents to the above-mentioned uses and disclosures.

9.13	Force Majeure

No Party shall be liable to the others, or held in breach of this Agreement, if prevented or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 9.13.

ARTICLE 10.     NOTICE

10.1	Notice

If it becomes necessary or advisable to give notice hereunder, such notice shall be given in writing, by registered or certified mail, or hand-delivered to the addresses listed below. If the notice is sent by registered or certified mail, it will be presumed to have been received 3 Business Days after the date of mailing.

10.1.1	If to the Corporation

CGI Group Inc.

1130 Sherbrooke Street West

7th Floor

Montreal, QC H3A 2M8

Attention:	R. David Anderson, Executive Vice President and Chief Financial Officer

with copies to:

Fasken Martineau

800 Victoria Square

Suite 3700

Montreal, QC H4Z 1E9

Attention:	Robert Paré and Michel Boislard

10.1.2	If to Caisse

Caisse de dépôt et placement du Québec

Centre CDP Capital

1000 place Jean-Paul-Riopelle

Montreal, QC H2Z 2B3

Attention: Normand Provost, First Vice-President, Private Placement and Chief Operating Officer and Alain Tremblay, Investment Manager, Manufacturing

with a copy to:

Stikeman Elliott LLP

1155 René-Lévesque Street West, 40th Floor

Montréal, Québec H3B 3V2

Attention:	Jean Marc Huot and Pierre-Yves Leduc

10.1.3	If to the Subscription Receipt Agent

Computershare Trust Company of Canada

1500 University Street, 7th Floor

Montreal, QC H3A 3S8

Attention:	Carole Bédard

10.2	Change of Address and Improbability of Delivery

10.2.1	The Corporation or the Subscription Receipt Agent, as applicable, may from time to time notify the other party as provided in paragraph 10.1 of a change of address which, from the effective date of such notice and until changed by a subsequent similar notice, shall constitute the address of the Corporation or of the Subscription Receipt Agent, as applicable, for all purposes of this Agreement.

10.2.2	If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving the employees of the postal services, any notice required to be given hereunder to the Subscription Receipt Agent or to the Corporation could reasonably be regarded as unlikely to reach its destination, such notice shall only be valid and effective if it is delivered to the designated party or if it comes to this party at the appropriate address as set out in paragraph 10.1, by any prepaid, transmitted and recorded means of communication.

10.3	Notice to Receiptholders

10.3.1	Unless otherwise provided herein, any notice to the Receiptholders under the provisions of this Agreement, except for the notices mentioned in paragraph 10.1 hereto, shall be valid and effective if delivered or sent by letter at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, 5 Business Days following actual posting of the notice.

10.3.2

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Receiptholders hereunder, except for the notices mentioned in paragraph 10.1 hereto, could reasonably be considered unlikely to reach its destination, such notice shall only be valid and effective if it is personally delivered to such Receiptholders or if it is delivered to such Receiptholder at their appropriate address, as such are set out in the register of Receiptholders maintained by the Subscription Receipt Agent, by prepaid, transmitted and recorded means of communication.

ARTICLE 11.     WAIVER

Each party hereto has the right to waive one or more of its rights under this Agreement, in whole or in part, in its sole discretion, the whole without prejudice to its other rights under of this Agreement.

ARTICLE 12.     FURTHER ASSURANCE

The parties hereto agree that at any time and from time to time, upon written request and to the expense of the Corporation, collectively and individually, they must promptly execute and deliver all other instruments and documents and take all other measures that may be reasonably necessary or desirable or that a party may reasonably request to give effect to the purpose and intent of this Agreement.

ARTICLE 13.     ASSIGNMENT

This Agreement may not be transferred or assigned by the parties hereto, except as provided in Article 9 in the case of the Subscription Receipt Agent. However, the Receiptholders may assign their rights and obligations under this Agreement without the prior consent of the Corporation, but only if such assignment is to a wholly-owned Corporation of such Receiptholders.

ARTICLE 14.     COUNTERPARTS

This Agreement may be executed and delivered in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

ARTICLE	15. PROVISIONS OF AGREEMENT AND SUBSCRIPTION RECEIPTS FOR THE SOLE BENEFIT OF

PARTIES AND RECEIPTHOLDERS

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any Person other than the parties hereto and the Receiptholders, as the case may be, any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and of the Receiptholders.

ARTICLE 16.     ELECTRONIC SIGNATURE

A signature page of this Agreement electronically executed by a party has the same effect as a manually signed copy of this Agreement given by this party.

[Signatures on following page]

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the date first written above.

CGI GROUP INC.

By:
Name: Michael E. Roach
Title: President and Chief Executive Officer

By
Name: R. David Anderson
Title: Executive Vice President and Chief Financial Officer

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:
Name: Alain Tremblay
Title: Manager

By:
Name: Luc Houle
Title: First Vice-President

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE A

FORM OF ESCROW RELEASE NOTICE

To :	Computershare Trust Company of Canada

Caisse de dépôt et placement du Québec

Re :	Subscription Receipt Agreement (the “Agreement ») dated May 31, 2012, between CGI Group Inc. (the “Corporation”), Caisse de dépôt et placement du Québec (the “Caisse”) et Computershare Trust Company of Canada (the “Subscription Receipt Agent”)

The Corporation hereby acknowledges that the release conditions for the Escrowed Funds, as set out in Section 4.2, have been satisfied in accordance with the terms and conditions of the Agreement.

The Corporation irrevocable orders the Subscription Receipt Agent to, immediately upon reception of this notice, release the Escrowed Funds and the Earned Interest in the following proportions:

For the Escrowed Funds:

In the amount of $—, to: —

[— Details on the Corporation’s account]

For the Interest Earned in the amount of $—:

In the amount of $—, to: Caisse de dépôt et placement du Québec

[— Details on the Caisse’s account]

And in the amount of $—:

To: [Receiptholders]

The capitalized terms not defined in this notice shall have the meaning ascribed to them in the Agreement.

                    , 2012.

CGI GROUP INC.

Per :
Name:
Title :

A-1

SCHEDULE B

FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

UNLESS PERMITTED UNDER CANADIAN SECURITIES LAWS, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 2ND, 2012.

THIS SUBSCRIPTION RECEIPT CERTIFICATE CERTIFIES THAT                     is the registered holder of             Subscription Receipts issued by CGI Group Inc. (the “Corporation”). The Subscription Receipts are issued under and subject to the provisions of a subscription receipt agreement (the “Subscription Receipt Agreement”) dated as of May 31st, 2012, between the Corporation, Caisse de dépôt et placement du Québec and Computershare Trust Company of Canada (the “Subscription Receipt Agent”). Certain terms used but not defined herein shall have the meanings assigned to them in the Subscription Receipt Agreement.

This certificate certifies the agreements that are the Subscription Receipts, between their respective holder and the Corporation, and pursuant to which the Corporation is required to issue and the holder is required to acquire, at the Effective Time, one Share for each Subscription Receipt, without additional consideration, in accordance with the provisions of the Subscription Receipt Agreement.

The Receiptholder represented by the present certificate should consult the Subscription Receipt Agreement for a description of the terms and conditions under which the Subscription Receipts are issued and must be held. The Corporation will provide the holder of this certificate with, upon such request, a copy of the Subscription Receipt Agreement.

The Subscription Receipts evidenced by this certificate cannot be assigned otherwise than in accordance with all applicable Securities Law, the rules of the TSX, the rules of the NYSE and, in accordance with such condition, may not be transferred at the register kept at the offices of the Subscription Receipt Agent by the holder or its legal representatives or its or their attorney, duly appointed by a written notice in form and signature are to the satisfaction of the Subscription Receipt Agent except in accordance with the requirements of the Subscription Receipt Agreement and in accordance with the reasonable requirements of the Subscription Receipt Agent

It is the responsibility of the Receiptholder or of his assignee to comply with all securities laws of any jurisdiction.

The possession of this certificate does not make its bearer a holder of Shares nor gives it any right or interest in them, except as expressly provided herein and the Convention of Subscription Receipts.

Except as expressly provided for in the Subscription Receipt Agreement or herein, nothing in this certificate shall confer or be construed as conferring upon the Receiptholder any right or interest or direct or indirect entitlement whatsoever as a Shareholder.

This certificate shall only be valid for any purpose once it is countersigned by the Subscription Receipt Agent in accordance with the Subscription Receipt Agreement.

After completion of the agreements constituted by the Subscription Receipts, this certificate and all rights attached to the Subscription Receipts shall be of no effect or value.

The time periods mentioned herein are mandatory.

IN WITNESS THEREOF, this certificate is signed on behalf of CGI Group Inc. and dated as of May 31st , 2012.

CGI GROUP INC.

Per :
Name:
Title :

Countersigned by :

Certification :

COMPUTERSHARE TRUST COMPANY OF CANADA

Per :

Name:

Title :

Dated May 30th, 2012.

(Reverse)

FOR VALUE RECEIVED, the undersigned hereby sale, assign and transfer to:

(Name and address of assignee)

                                 Subscription Receipts (i) registered in the name of the undersigned in the registers of the Corporation named on the front of this certificate, and (ii) represented by this certificate, and irrevocably constitutes and appoints as the undersigned’s attorney in order to transfer such securities in the register of transfers and in the registers of the Corporation, with full power of substitution in accordance with the terms herein.

SIGNED ON:

(Witness)	(Holder of the security)

NOTICE :	The signature on this assignment must match the name on the front of this certificate, in all respects, without alterations or additions or any change whatsoever, and such signature must be a signature guaranteed by a major Schedule 1 Canadian chartered bank, an important Canadian trust company or a member of a recognized Medallion Signature Program

Signature guaranteed by:

SCHEDULE C DIRECTION

DEST. :	Computershare Investor Services Inc., acting as transfer agent and book-keeping agent (the “Transfer and Book-Keeping Agent”) of the Shares of the Corporation.

This irrevocable direction is delivered pursuant to the terms of a subscription receipt agreement (the “Subscription Receipt Agreement”) under a Convention Subscription Receipts (the “Subscription Receipt Agreement”) dated as of May 30th, 2012, between the Corporation, the Caisse de dépôt et placement du Québec and the Computershare Trust Company of Canada (the “Subscription Receipt Agent”). Certain terms used but not defined herein shall have the meanings assigned to them Subscription Receipt Agreement.

The Transfer and Book-Keeping Agent is hereby irrevocably directed and empowered to issue and deliver, on behalf of the Corporation, certificates representing — Shares to the Persons to which, in accordance with the instructions of Exhibit I herein, such Shares must be issued and delivered under the Exchange Right as a result of the satisfaction of the Escrow Release Condition (which occurred on —, 2012), all as provided in Paragraph 4.3 of the Subscription Receipt Agreement. We hereby confirm that the issuance of such Shares has been duly authorized by all necessary general measures and that such Shares should be issued as fully paid and non-assessable.

DATED                     , 2012.

CGI GROUP INC.

Per :
Name:
Title :

C-1

EXHIBIT I

ISSUANCE OF SHARES

Suscriber name and address	Number of Subscription Receipts	Registration Instructions*

*DELIVERY INSTRUCTIONS AND NOTICE:

The certificates must be delivered directly to the designated Person to the address below before 8 :00 a.m. on —, 2012:

[NTD : address to be confirmed.]

The certificates must bear the following notice:

UNLESS PERMITTED UNDER CANADIAN SECURITIES LAWS, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 2ND, 2012.

THE SECURITIES REPRESENTED HEREIN ARE LISTED FOR TRADING ON THE TORONTO STOCK EXCHANGE (THE “TSX”). THEY SHALL NOT BE NEGOCIATED THROUGH THE TSX AS THEY ARE NOT FREELY TRANSFERABLE. THEREFORE, ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “FOR GOOD DELIVERY” PURUSANT TO THE REGULATIONS OF THE TSX.

C-2

SCHEDULE D

APPROVED BANKS

Bank	Relevant S&P Issuer Credit Rating (as at May 28, 2012)
Bank of Montreal	A+
Canadian Imperial Bank of Commerce	A+
The Bank of Nova Scotia	AA-
Royal Bank of Canada	AA-
The Toronto-Dominion Bank	AA-
HSBC Bank of Canada	AA-

D-1